MIND SOLUTIONS, INC.

3525 Del Mar Heights Road, Suite 802

San Diego, California 92130

(858) 461-0423

June 24, 2015

Ms. Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mind Solutions, Inc., Revised Preliminary Information Statement on Schedule 14C, Filed June 19, 2015, File No. 000-33035

Dear Ms. Mills-Apenteng:

We are writing in response to comments of the Staff set forth in the Commission’s letter dated June 23, 2015, regarding the above-captioned matters.

The heading and numbered paragraphs below correspond to the heading and numbered paragraphs of the Commission’s letter. Other changes have also been made as indicated in the marked materials.

We respond to the specific comments of the Staff as follows:

Amendment to Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock, page 3.

1. Please disclose how you calculated the number of shares reserved under each promissory note and disclose the conversion price used.

2. Please revise to disclose how the conversion price will be determined for the Iconic Holdings and LG Capital convertible promissory notes.

Response: Please see the revisions which are highlighted in the attached blackline version of Amendment No. 2 to our Schedule 14C.

Documents Incorporated by Reference, page 8.

3. We note that you have attempted to incorporate certain information by reference. Please be advised that information may be incorporated by reference only in the manner and to the extent specifically permitted by the items of Schedule 14A. Refer to Item 1 of Schedule 14C and Note D to Schedule 14A and revise this section so that it comports with the item requirements. To the extent you conclude that the documents are not required to be incorporated by reference and delivered with the information statement, please revise accordingly.

Response: While we feel that the requirements of Item 1 of Schedule 14C and Note D to Schedule 14A were met, please see the revisions which are highlighted in the attached blackline version of Amendment No. 2 to our Schedule 14C.

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In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further comments or questions.

Very truly yours, /s/ Kerry Driscoll Chief Executive Officer

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